UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No.            )*

chinadotcom corporation

(Name of Issuer)

Class A Common Shares

(Title of Class of Securities)

G2108N019

(CUSIP Number)

c/o chinadotcom corporation

34/F Citicorp Centre

18 Whitfield Road

Causeway Bay, Hong Kong

Attn: Company Secretary

(852) 2893-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2108N109

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above person (entities only). N/A Asia Pacific On-Line Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 14,217,128 8. Shared Voting Power 0 9. Sole Dispositive Power 14,217,128 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,217,128

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A

13.	Percent of Class Represented by Amount in Row (11) 14%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. G2108N109

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above person (entities only). Peter Yip

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 190,000 8. Shared Voting Power 0 9. Sole Dispositive Power 190,000 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 190,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A

13.	Percent of Class Represented by Amount in Row (11) 0.2%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. G2108N109

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above person (entities only). N/A Nicola Chu Ming Nga

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 6,124,900* 8. Shared Voting Power 0 9. Sole Dispositive Power 6,124,900* 10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,124,900

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A

13.	Percent of Class Represented by Amount in Row (11) 6%

14.	Type of Reporting Person (See Instructions) IN

*Includes up to 1,500,000 shares which may be acquired pursuant to a Trading Plan between Nicola Chu Ming Nga and Redwine & Company, Inc dated December 19, 2003 entered into in reliance upon Rule 10b5-1 promulgated under the Securities Exchange Act of 1934, as amended.

Item 1. Security and Issuer

This Schedule 13D relates to the Class A Common Shares, par value $0.00025 per share, (the “Class A Common Shares”) of chinadotcom corporation, a company organized under the laws of the Cayman Islands (“chinadotcom”), whose principal executive offices are located at 34/F Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong.

Item 2. Identity and Background

(a)	This Schedule 13D is being filed by of each of the following persons (collectively, the “Reporting Persons” and, individually, a “Reporting Person”):

a.	Asia Pacific Online Limited (“APOL”), a company organized under the laws of the Cayman Islands, owned by Ms. Nicola Chu Ming Nga, the spouse of Mr. Peter Yip who is the chief executive officer of chinadotcom and a trust established for the benefit of Mr. Yip’s children.

b.	Peter Yip (“Mr. Yip”), the chief executive officer of chinadotcom.

c.	Ms. Nicola Chu Ming Nga (“Ms. Chu”), the spouse of Mr. Yip who is the chief executive officer of chinadotcom.

(b)	The business address for each Reporting Person is as follows:

a. For APOL:	Scotia Centre, 4/F
P.O. Box 2804
George Town
Grand Cayman, Cayman Islands

b. For Mr. Yip:	c/o chinadotcom corporation
34/F Citicorp Centre
18 Whitfield Road
Causeway Bay, Hong Kong

c. For Ms. Chu:	c/o chinadotcom corporation
34/F Citicorp Centre
18 Whitfield Road
Causeway Bay, Hong Kong

(c)	Present Principal Occupation or Employment:

a.	For APOL: Not applicable

b.	For Mr. Yip: Chief Executive Officer of chinadotcom

c.	For Ms. Chu: Investor

(d)	Conviction in Criminal Proceedings: No Reporting Person has been, during the last five years, convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Party to Civil Proceeding: No Reporting Person has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he/she/it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

a.	For APOL: organized under the laws of the Cayman Islands

b.	For Mr. Yip: USA

c.	For Ms. Chu: Hong Kong

Item 3. Source and Amount of Funds or Other Consideration

For APOL: APOL is the direct beneficial owner of 11,835,686 Class A Common Shares and holds options to acquire 2,381,442 Class A Common Shares which it has the right to acquire within 60 days. chinadotcom has been a party to management services agreements with APOL since prior to chinadotcom’s spin-off from China Internet Corporation, its former parent company, and initial public offering in 1999. Under the terms of the management services agreements, chinadotcom has agreed to provide consideration to APOL for APOL’s provision of general management services to chinadotcom which principally consist of providing the full-time services of Mr. Yip to act as chief executive officer of chinadotcom. The consideration has included grants of chinadotcom options to APOL. APOL’s holdings in Class A Common Shares have been accumulated as a result of grants of options, option exercises, open market purchases, and privately negotiated transactions. The source of funds used for such acquisitions came from the assets of APOL.

For Mr. Yip: Mr. Yip holds options to acquire 190,000 Class A Common Shares which he has the right to acquire within 60 days. The source of funds for any option exercises will come from Mr. Yip’s personal funds.

For Ms. Chu: Ms. Chu is the beneficial owner of 4,624,000 Class A Common Shares which were acquired through open market purchases. The source of funds used for such acquisitions came from Ms. Chu’s personal funds. Ms. Chu may acquire up to 1,500,000 Class A Common Shares pursuant to a Trading Plan between Ms. Chu and Redwine & Company, Inc dated December 19, 2003 entered into in reliance upon Rule 10b5-1 promulgated under the Securities Exchange Act of 1934, as amended. The source of funds for any such acquisitions will come from Ms. Chu’s personal funds and borrowings. The Class A Common Shares to be purchased under the Trading Plan will be purchased on margin. Ms. Chu’s margin transactions are with Credit Suisse on such firm’s usual terms and conditions. All or part of the Class A Common Shares directly owned by Ms Chu and APOL may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to Ms. Chu. Such loans bear interest at a rate based upon [the broker call rate plus a spread that is in effect from time to time].

Item 4. Purpose of Transaction

Except as otherwise described in this Item 4, no Reporting Person has any individual plans or proposals which relate to or would result in: (a) the acquisition or disposition of additional securities of chinadotcom, or any of its subsidiaries; (b) an extraordinary corporate transaction, such as merger, reorganization or liquidation, involving chinadotcom and any of its subsidiaries; (c) a sale or transfer of a material amount of assets of chinadotcom or any of its subsidiaries; (d) any change in the present board of directors or management of chinadotcom, including any plans or proposals to change the number or term of directors to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of chinadotcom; (f) any other material change in chinadotcom’s business or corporate structure; (g) changes in chinadotcom’s memorandum and articles, of association or instruments corresponding thereto or other actions which may impede the acquisition of control of chinadotcom by any person; (h) causing a class of securities of chinadotcom to cease to be authorized to be quoted in from the Nasdaq National Market; (i) a class of equity securities of chinadotcom becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

For APOL: In January 2002, chinadotcom entered into a management services agreement with APOL pursuant to which chinadotcom agreed to provide consideration to APOL for APOL’s provision of general management services to chinadotcom which principally consist of providing the full-time services of Mr. Yip to act as chief executive officer of chinadotcom. The consideration included the grant of additional stock options to purchase up to 200,000 Class A Common Shares with an exercise price of $2.82 per share to be vested over one year. The management services agreement was renewed for 2003 under the terms of the agreement.

For Ms. Chu: Ms. Chu may acquire up to 1,500,000 Class A Common Shares pursuant to a Trading Plan between Ms. Chu and Redwine & Company, Inc dated December 19, 2003 entered into in reliance upon Rule 10b5-1 promulgated under the Securities Exchange Act of 1934, as amended. Ms Chu intends to acquire the additional Class A Common Shares for investment purposes.

Item 5. Interest In Securities of the Issuer

(a)	For APOL: APOL is the direct beneficial owner of 11,835,686 Class A Common Shares and holds options to acquire 2,381,442 chinadotcom’s Class A Common Shares which it has the right to acquire within 60 days. Together, this represents 14% of the outstanding Class A Common Shares.

For Mr. Yip: Mr. Yip holds options to acquire 190,000 chinadotcom’s Class A Common Shares which he has the right to acquire within 60 days. This represents 0.2% of the outstanding Class A Common Shares.

For Ms. Chu: Ms. Chu is the beneficial owner of 4,624,900 Class A Common Shares. Ms. Chu may acquire up to 1,500,000 Class A Common Shares pursuant to a Trading Plan between Ms. Chu and Redwine & Company, Inc dated December 19, 2003 entered into in reliance upon Rule 10b5-1 promulgated under the Securities Exchange Act of 1934, as amended. Together, this represents 6% of the outstanding Class A Common Shares.

(b)	For APOL: APOL has the sole power to vote and dispose of the options and Class A Common Shares described in Item 5(a). Decisions with respect to the voting and disposal of such options and Class A Common Shares are made by the directors of APOL who are Ms. Chu, Nicola Investment Holdings Limited, which is controlled by Ms. Chu, and U.S.-Asian Investment Corporation, a trust operated by HSBC International Trustee Limited for the benefit of Ms. Chu and Mr. Yip’s children.

For Mr. Yip: Mr. Yip has the sole power to vote and dispose of the options described in Item 5(a).

For Ms. Chu: Ms. Chu has the sole power to vote and dispose of the Class A Common Shares described in Item 5(a).

(c)	Other than as described below, no transactions in the Class A Common Shares were effected during the past 60 days by any Reporting Person.

On December 19, 2003, Ms. Chu entered into a Trading Plan with Redwine & Company, Inc pursuant to which Ms. Chu may acquire up to 1,500,000 Class A Common Shares. Under the Trading Plan, on the first Friday of every week after December 19, 2003 until the end of March 2004, Ms. Chu has authorized the purchase on the open market of up to the following number of shares at the indicated target price:

Number of shares to be purchased	Target Price (US$)
Up to 20,000	7.50
Up to 50,000	7.00
Up to 200,000	6.50
Up to 300,000	6.00
Up to 400,000	5.50
Up to 530,000	5.00

The Trading Plan was entered into in reliance upon Rule 10b5-1 promulgated under the Securities Exchange Act of 1934, as amended.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of Class A Common Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except with respect to the Trading Plan between Ms. Chu and Redwine & Company, Inc dated December 19, 2003 entered into in reliance upon Rule 10b5-1 promulgated under the Securities Exchange Act of 1934, as amended filed as exhibits no. 2 to this Schedule 13D and described in Item 3 above, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of chinadotcom.

Item 7. Material to be filed as Exhibits

EXHIBIT INDEX

Exhibit No.	Description

1.	Joint Filing Agreement dated December 19, 2003, by and among each of the Reporting Persons.

2.	Trading Plan with Appendix dated December 19, 2003

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 29, 2003	ASIA PACIFIC ONLINE LIMITED

By: /s/ Nicola Chu Ming Nga
Name: Nicola Chu Ming Nga Title: Director

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 29, 2003	/s/ Peter Yip
Peter Yip

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 29, 2003	/s/ Nicola Chu Ming Nga
Nicola Chu Ming Nga